CORRESPONDENCE

ORCHIDS PAPER PRODUCTS COMPANY

4826 Hunt Street

Pryor, Oklahoma 74361

July 5, 2012

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549-3561

Attention:	H. Roger Schwall

Assistant Director

Re:	Orchids Paper Products Company
Registration Statement on Form S-3
File No. 333-181817

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form S-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2012 be accelerated so that it will be made effective at 4:30 p.m. Eastern Daylight Time on July 9, 2012, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORCHIDS PAPER PRODUCTS COMPANY

By: /s/ Keith R. Schroeder

Name: Keith R. Schroeder

Title: Chief Financial Officer

cc: Robert A. Snyder